R.A. Lenser and Associates, Inc.

Ronald A. Lenser
Consulting Petroleum Engineer

11757 Katy Freeway
Suite 370
Houston, Texas 77079

Phone: (281) 759-8860
Fax: (281) 759-3513

Consent of Independent Petroleum Consultants

As independent oil and gas consultants, R. A. Lenser & Associates, Inc. hereby consents to (A) the use of our review setting forth our estimates of proved reserves and future revenue as of December 31, 2005, to the interest of Falcon Natural Gas Corp., in certain oil and gas properties, and (B) all references to our firm included in or made a part of Falcon Natural Gas Corp.'s SB-2 as of July 12, 2005.

R. A. Lenser & Associates, Inc.

Ronald A. Lenser, President

January 25, 2006
Houston, Texas